SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION

(Name of Subject Company (Issuer))

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Filing Person(s) (Offeror(s)))

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,586,208,398.50	140,937.99

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Shares”) of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than Shares owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, at the tender offer price of $73.50 per Share, net to the seller in cash. As of August 14, 2008, there were 139,009,259 Shares outstanding. As of August 14, 2008, MUFG owned 90,259,680 Shares indirectly through its subsidiaries as follows: 90,217,308 Shares by The Bank of Tokyo-Mitsubishi UFJ, Ltd.; 30,272 Shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 Shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). As a result, this calculation assumes the purchase of 48,791,951 Shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this “Schedule TO”) relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”, with such subsidiary being referred to as “Purchaser”), to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity (the “Controlled Shares”), for $73.50 per Share, net to the seller in cash and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008 (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO also relates to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, Purchaser and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger. Upon completion of the Merger, all Shares issued and outstanding immediately prior to the closing of the Merger, other than such Shares owned by the Company, by MUFG or its affiliates, or by holders of Shares who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

This Schedule TO is being filed on behalf of MUFG and Purchaser. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “Introduction” and “The Offer—Price Range of the Shares” is incorporated herein by reference.

The information set forth under the caption “ITEM 2(b)—Securities” in the Schedule 13E-3 Transaction Statement filed by the Company on August 29, 2008 (the “Schedule 13E-3”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—What is the market value of my Shares as of a recent date?” and “The Offer—Price Range of the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Who is offering to purchase my securities?”, “Introduction”, “The Offer—Certain Information Concerning the Company”, “The Offer—Certain Information Concerning MUFG and Purchaser” and “Schedule A—Information Concerning the Directors and Executive Officers of MUFG and Purchaser” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “The Offer—Certain Information Concerning the Company” and “The Offer—Certain Information Concerning MUFG and Purchaser” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the caption “Schedule A—Information Concerning the Directors and Executive Officers of MUFG and Purchaser” is incorporated herein by reference.

The information set forth in Annex I of the Company’s Schedule 13E-3 is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—What securities are you offering to purchase?”, “Introduction” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?”, “Summary Term Sheet—Do you have the financial resources to pay for Shares?”, “Summary Term Sheet—When will I receive cash for Shares that I tender?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Summary of the Merger Agreement” and “The Offer—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—How long do I have to decide whether to tender my Shares in the Offer”, “Special Factors—Summary of the Merger Agreement” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv)-(a)(1)(v) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Can the Offer be extended, and under what circumstances?”, “Special Factors—Summary of the Merger Agreement” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Until what time can I withdraw my previously tendered Shares?”, “Introduction”, “Special Factors—Summary of the Merger Agreement” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—How do I tender my Shares?”, “Summary Term Sheet—Until what time can I withdraw my previously tendered Shares?”, “Introduction”, “The Offer—Procedure for Tendering Shares” and “The Offer—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—How do I tender my Shares?”, “Introduction”, “The Offer—Terms of the Offer”, “The Offer—Acceptance for Payment and Payment for Shares” and “The Offer—Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Who is offering to purchase my securities?”, “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Summary Term Sheet—Can holders of stock options, warrants or other rights to purchase the Shares participate in the Offer?”, “Summary Term Sheet—Are appraisal rights available in either the Offer or the Merger?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company”, “Special Factors—Summary of the Merger Agreement”, “Special Factors—Interest of Certain Persons in the Offer—Treatment of Stock Options, Warrants or Other Rights to Acquire the Shares”, “Special Factors—Appraisal Rights” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Will I be taxed on the cash that I receive?” and “Special Factors—Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”, “Introduction” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under the captions “Introduction” and “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Reasons” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under the captions “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Structure”, “Special Factors—Summary of the Merger Agreement” and “The Offer—Certain Legal Matters—Merger” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Who is offering to purchase my securities?”, “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Summary Term Sheet—Can holders of stock options, warrants or other rights to purchase the Shares participate in the Offer?”, “Summary Term Sheet—Are appraisal rights available in either the Offer or the Merger?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company”, “Special Factors—Summary of the Merger Agreement”, “Special Factors—Interest of Certain Persons in the Offer—Treatment of Stock Options, Warrants or Other Rights to Acquire the Shares”, “Special Factors—Appraisal Rights” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Will I be taxed on the cash that I receive?” and “Special Factors—Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(b) of Regulation M-A

(a)(1)-(2) The information set forth in the Offer to Purchase under the captions “Special Factors—Background to the Offer and the Merger”, “Special Factors—Interest of Certain Persons in the Offer—Securities Transactions” and “Special Factors—Related Party Transactions and Election of Directors” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “Special Factors—Background to the Offer and the Merger”, “Special Factors—Summary of the Merger Agreement” and “Special Factors—Interest of Certain Persons in the Offer—Securities Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

(a) The information set forth in the Offer to Purchase under the captions “Introduction” and “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Purpose” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”, “Introduction”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Our Position as to Fairness of the Offer and the Merger—Other Offers” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under the captions “Special Factors—Background to the Offer and the Merger”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Our Position as to Fairness of the Offer and the Merger—Other Offers” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under the captions “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Summary of the Merger Agreement”, “The Offer—Source and Amounts of Funds” and “The Offer—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under the captions “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Structure”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”, “Introduction”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Effects on the Company and Stockholders” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Effects on the Company and Stockholders—Possible Delisting and Deregistration” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under the captions “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Effects on the Company and Stockholders—Possible Delisting and Deregistration”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Do you have the financial resources to pay for Shares?”, “Summary Term Sheet—Is your financial condition relevant to my decision on whether to tender my Shares in the Offer?” and “The Offer—Source and Amounts of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under the caption “Special Factors—Interest of Certain Persons in the Offer” is incorporated herein by reference.

The information set forth in Annex II of the Company’s Schedule 13E-3 is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “Special Factors—Interest of Certain Persons in the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Fees and Expenses” is incorporated herein by reference.

The information set forth in the Company’s Schedule 13E-3 under the caption “ITEM 14(a) – Solicitations or recommendations” is hereby incorporated by reference.

Item 10.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) Not material.

(b) Not material.

Item 11.	Additional Information

Item 1011 of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Is there an agreement governing the Offer?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Summary of the Merger Agreement”, “The Offer—Procedure for Tendering Shares”, “Special Factors—Interest of Certain Persons in the Offer” and “The Offer—Certain Conditions of the Offer” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Are any regulatory approvals required for the Offer and the Merger?”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company”, “Special Factors—Interest of Certain Persons in the Offer—Securities Transactions”, “Special Factors—Appraisal Rights”, “Special Factors—Material U.S. Federal Income Tax Consequences of the Offer and the Merger”, “The Offer—Terms of the Offer”, “The Offer—Certain Conditions of the Offer”, “The Offer—Certain Legal Matters”, “The Offer—Miscellaneous” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Are any regulatory approvals required for the Offer and the Merger?” and “The Offer—Certain Legal Matters—Antitrust Compliance” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the captions “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Effects on the Company and Stockholders—Status as Margin Securities” and “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Effects on the Company and Stockholders—Registration Under the Exchange Act” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Purchase under the caption “The Offer—Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

The information set forth on the Company’s Schedule 13E-3 under the caption “ITEM 15(b) – Other Material Information” is hereby incorporated by reference.

Item 12.	Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated August 29, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement as published on August 29, 2008 in the Wall Street Journal.

(a)(5)(i)	Press Release issued by MUFG and Purchaser on August 12, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 12, 2008).

(a)(5)(i)(B)	English Translation of Japanese Press Release Issued by MUFG and Purchaser, dated August 12, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 12, 2008).

(a)(5)(ii)	Joint press release issued by MUFG, Purchaser and the Company dated August 18, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 18, 2008).

(a)(5)(ii)(B)	English translation of a Japanese press release issued by MUFG and Purchaser, dated August 18, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 18, 2008).

(a)(5)(iii)	Joint press release issued by MUFG, Purchaser and the Company dated August 29, 2008.

(a)(5)(iii)(B)	English translation of a Japanese press release issued by MUFG and Purchaser, dated August 29, 2008.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub (as therein defined) dated as of August 18, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under the caption “The Offer—Dividends and Distributions” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Company’s Schedule 13E-3 under the caption “ITEM 2(f) – Prior stock purchases” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

(c)-(e) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Summary Term Sheet—Are appraisal rights available in either the Offer or the Merger?”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company”, “Special Factors—Appraisal Rights” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Is there an agreement governing the Offer?”, “Summary Term Sheet—What does the Company’s Board of Directors think of the Offer?”, “Introduction”, “Special Factors—Background to the Offer and the Merger”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company”, “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger”, “Special Factors—Our Position as to Fairness of the Offer and the Merger” and “Special Factors—Related Party Transactions and Election of Directors” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—Is there an agreement governing the Offer?”, “Introduction”, “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger”, “Special Factors—Our position as to Fairness of the Offer and the Merger”, “Special Factors—Background to the Offer and the Merger”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Interest of Certain Persons in the Offer—Securities Transactions” and “Special Factors—Related Party Transactions and Election of Directors” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under the caption “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company” and “Special Factors—Summary of the Merger Agreement” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Introduction”, “Special Factors—Background to the Offer and the Merger”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Purpose” and “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—What does the Company’s Board of Directors think of the Offer?”, “Introduction”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Alternatives” and “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company—Plans for the Company” is incorporated herein by reference.

The information set forth in the Schedule 14D-9 Solicitation and Recommendation Statement filed by the Company on August 29, 2008 (as amended from time to time, the “Schedule 14D-9”) under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Absence of Strategic Alternatives” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger”, “Special Factors—Our Position as to Fairness of the Offer and the Merger”, “Summary Term Sheet—Who is offering to purchase my securities?”, “Special Factors—Background to the Offer and the Merger”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Reasons” and “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—If I decide not to tender, how will the Offer affect my Shares?”, “Summary Term Sheet—If Shares are purchased in the Offer, will the Company continue as a public company?”, “Summary Term Sheet—Are appraisal rights available in either the Offer or the Merger?”, “Summary Term Sheet—Will I be taxed on the cash that I receive?”, “Special Factors—Background to the Offer and the Merger”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”, “Special Factors—Certain Effects of the Offer and the Merger; Plans for the Company”, “Special Factors—Summary of the Merger Agreement”, “Special Factors—Appraisal Rights”, “Special Factors—Material U.S. Federal Income Tax Consequences of the Offer and the Merger”, “The Offer—Certain Conditions of the Offer” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—What are the most significant conditions of the Offer?”, “Introduction”, “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger”, “Special Factors—Our Position as to Fairness of the Offer and the Merger”, “Special Factors—Purpose and Structure of the Offer and the Merger; Reasons; Alternatives—Structure”, “The Offer—Terms of the Offer”, “The Offer—Procedure for Tendering Shares”, “The Offer—Certain Conditions of the Offer” and “The Offer—Certain Legal Matters—Merger” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and Merger, or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the caption “The Offer—Certain Information Concerning the Company” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet—What does the Company’s Board of Directors think of the Offer?”, “Introduction”, “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger”, “Special Factors—Our Position as to Fairness of the Offer and the Merger” and “The Offer—Certain Information Concerning the Company” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation— Recommendation by the Special Committee and the Board of Directors” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger—Summary of Financial Analyses of Morgan Stanley” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(b)(1)-(6) The information set forth in the Offer to Purchase under the captions “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger—Summary of Financial Analyses of Morgan Stanley” is incorporated herein by reference.

The information set forth in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation by the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the caption “Special Factors—Reasons for the Recommendation by the Special Committee; Fairness of the Offer and Merger” and “Special Factors—Our Position as to Fairness of the Offer and the Merger—Summary of Financial Analyses of Morgan Stanley” is incorporated herein by reference.

A copy of the fairness opinion of Credit Suisse Securities (USA) LLC, dated August 17, 2008, is attached as Annex A to the Company’s Schedule 14D-9 and a copy of the written presentation of Credit Suisse Securities (USA) LLC to the Special Committee on August 17, 2008, is attached as an exhibit to the Company’s Schedule 13E-3, and both are available for inspection and copying at the Company’s principal executive offices by any interested holder of shares of Common Stock or any representative thereof designated in writing.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under the caption “The Offer—Fees and Expenses” is incorporated herein by reference.

The information set forth in the Company’s Schedule 13E-3 under the caption “ITEM 10(c)—Expenses” is hereby incorporated by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under the captions “Special Factors—Interest of Certain Persons in the Offer—Intent to Tender” and “The Offer—Certain Information Concerning the Company” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under the captions “Special Factors—Interest of Certain Persons in the Offer—Recommendations of Others” and “The Offer—Certain Information Concerning the Company” is incorporated herein by reference.

The information set forth in the Company’s Schedule 13E-3 under the caption “ITEM 12(e)—Recommendation of others” is hereby incorporated by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under the caption “The Offer—Certain Information Concerning the Company—Selected Financial Information” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2007 and December 31, 2006 to the section titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended June 30, 2008 are incorporated herein by reference to the section titled “Item 1. Financial Statements”.

The financial statements of the Purchaser and Purchaser’s financial condition are not relevant to the decision whether to tender Shares and accept the Offer because the Offer is being made for all outstanding Shares not already owned by Purchaser and its affiliates solely for cash, and, if the Offer conditions are met, no stockholders of the Company (other than affiliates of the Purchaser) will remain stockholders following the Merger.

(b) Not material.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(b) of Regulation M-A

No officer, class of employee or corporate assets of the Company have been or will be employed or used by MUFG or Purchaser in connection with the Offer and the Merger.

Item 16 of Schedule 13E-3. Exhibits

Item 1016(c) and (f)

(c)(1)	Materials provided by Morgan Stanley to MUFG and Purchaser on August 9, 2008.

(c)(2)	Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008 (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on August 29, 2008).

(c)(3)	Financial Presentation of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008 (incorporated by reference to Exhibit (c)(2) of the Company’s Schedule 13E-3 filed with the SEC on August 29, 2008).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name: Nobuyuki Hirano Title: Managing Director

Date: August 29, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated August 29, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement as published on August 29, 2008 in the Wall Street Journal.

(a)(5)(i)	Press Release issued by MUFG and Purchaser on August 12, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 12, 2008).

(a)(5)(i)(B)	English Translation of Japanese Press Release Issued by MUFG and Purchaser, dated August 12, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 12, 2008).

(a)(5)(ii)	Joint press release issued by MUFG, Purchaser and the Company dated August 18, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 18, 2008).

(a)(5)(ii)(B)	English translation of a Japanese press release issued by MUFG and Purchaser, dated August 18, 2008 (incorporated by reference to the Schedule TO filed by MUFG and Purchaser with the SEC on August 18, 2008).

(a)(5)(iii)	Joint press release issued by MUFG, Purchaser and the Company dated August 29, 2008.

(a)(5)(iii)(B)	English translation of a Japanese press release issued by MUFG and Purchaser, dated August 29, 2008.

(b)	Not applicable.

(c)(1)	Materials provided by Morgan Stanley to MUFG and Purchaser on August 9, 2008.

(c)(2)	Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008 (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on August 29, 2008).

(c)(3)	Financial Presentation of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008 (incorporated by reference to Exhibit (c)(2) of the Company’s Schedule 13E-3 filed with the SEC on August 29, 2008).

(d)(1)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub (as therein defined) dated as of August 18, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i).

(g)	None.

(h)	None.